UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38429

Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

We made an announcement dated September 1, 2021 with The Stock Exchange of Hong Kong Limited in relation to the poll results of the extraordinary general meeting of shareholders, the class meeting of holders of Class Z ordinary shares and the class meeting of holders of Class Y ordinary shares, held on September 1, 2021. For details, please refer to exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 3.1 – Seventh Amended and Restated Memorandum of Association

Exhibit 99.1 – Press Release

Exhibit 99.2 – Announcement – Poll Results of the Extraordinary General Meeting and Class Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BILIBILI INC.

By:	/s/ Xin Fan
Name:	Xin Fan
Title:	Chief Financial Officer

Date: September 1, 2021